UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ENI S.p.A.

(Name of Issuer)

Ordinary Shares, nominal value euro 1.00 Per Share

(Title of Class of Securities)

26874R108

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        |_| Rule 13d-1(b)
        |X| Rule 13d-1(c)
        |_| Rule 13d-1(d)

CUSIP No. 26874R108

```
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1.       NAME OF REPORTING PERSON:
         Cassa Depositi e Prestiti S.p.A. ("CDP") (1)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   |_|
                                                             (b)   |_|
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Italy

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                             5.    SOLE VOTING POWER
                                   400,288,338 - 9.99% (2)
          NUMBER OF
           SHARES            6.    SHARED VOTING POWER
         BENEFICIALLY              0
          OWNED BY
           EACH             7.    SOLE DISPOSITIVE POWER
         REPORTING                400,288,338 - 9.99% (2)
          PERSON
           WITH             8.    SHARED DISPOSITIVE POWER
                                  0

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,288,338 (2)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES|_|


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.99% (2)

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12.      TYPE OF REPORTING PERSON
         CO

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```

(1) CDP is an Italian company 70% owned by the Republic of Italy
(acting through the Ministry of Economy and Finance) and 30% owned by
66 Italian Banking Foundations.

(2)Pursuant to the provisions set forth in art. 9 of the Decree issued
on December 5, 2003 by the Italian Ministry of Economy and Finance,
effective on December 12, 2003, the Republic of Italy has transferred
to CDP n. 400,288,338 ENI ordinary shares.
The percentage of ownership is calculated upon n. 4,005,358,876 ordinary
shares, having a nominal value of euro 1.00, issued by ENI S.p.A. as of the
date hereof, as shown in ENI Corporate bylaws.
In comparison with schedule 13G/A filed on January 26, 2006, the percentage
of ownership of CDP has not changed.

Item 1(a).   Name of Issuer:

             ENI S.p.A. ("ENI")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Piazzale Enrico Mattei, 1
             00144 Rome, Italy

Item 2(a).   Name of Person Filing:

             Cassa Depositi e Prestiti S.p.A. ("CDP")

Item 2(b).   Address of Principal Business Office, or if None, Residence:

             Via Goito, 4
             00185 Rome, Italy

Item 2(c).   Citizenship:

             Italy

Item 2(d).   Title of Class of Securities:

             Ordinary Shares, nominal value euro 1.00 per share
             (the "Ordinary Shares")

Item 2(e).   CUSIP Number:

             26874R108

Item 3.   If this statement is filed pursuant to rule 240.13d-1(b), or
             240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

Item 4.   Ownership

             (a) Amount beneficially owned:

                 400,288,338 Ordinary Shares.

             (b) Percent of class:

                 9.99%

             (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: 400,288,338
             (ii) Shared power to vote or to direct the vote: 0
             (iii) Sole power to dispose or to direct the disposition of:
                   400,288,338
             (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent
            Holding Company

            Not applicable.

Item 8.   Identification and Classification of Members of the Group

            Not applicable.

Item 9.   Notice of Dissolution of Group

            Not applicable.

Item 10.   Certification

            By signing below I certify that, to the best of my knowledge
            and belief, the securities referred to above were not acquired
            and are not held for the purpose of or with the effect of
            changing or influencing the control of the issuer of the
            securities and were not acquired and are not held in connection
            with or as a participant in any transaction having that purpose
            or effect.

                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set forth in this statement is true, complete and
correct.

                         CASSA DEPOSITI E PRESTITI S.p.A.
February 6, 2007

                         /s/ Alfonso Iozzo

                         Name: Alfonso Iozzo
                         Title: Chairman of the Board of Directors